Supplement dated January 8, 2008
To PROSPECTUS SUPPLEMENT dated January 8, 2008
(To Prospectus dated November 26, 2007)

$495,956,000 (Approximate)
BNC MORTGAGE LOAN TRUST
Mortgage Pass-Through Certificates, Series 2007-4

Lehman Brothers Holdings Inc.	Aurora Loan Services LLC
Sponsor and Seller	Master Servicer
BNC Mortgage Loan Trust 2007-4	Structured Asset Securities Corporation
Issuing Entity	Depositor

Notwithstanding anything to the contrary in the attached Prospectus Supplement dated January 8, 2008 (the ‘‘Prospectus Supplement’’), the definition of “Pool 1 Net Funds Cap” on pages S-126 and S-127 will be replaced with the following:

Pool 1 Net Funds Cap
For each Distribution Date and the Group 1 Certificates, an annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the excess, if any, of (i) the Pool 1 Optimal Interest Remittance Amount for such date over (ii) any Net Swap Payment or Swap Termination Payment (not due to a Swap Counterparty Trigger Event) owed to the Swap Counterparty for such Distribution Date allocable to Pool 1 (based on the applicable Pool Percentage) and (2) 12, and the denominator of which is the greater of (x) the aggregate Class Principal Amount of the Group 1 Certificates, before giving effect to principal distributions on such Distribution Date or (y) the Pool Balance for Pool 1 as of the first day of the related Collection Period (not including for this purpose Mortgage Loans in Pool 1 for which prepayments in full have been received and distributed in the month prior to that Distribution Date), multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related Accrual Period related to such Distribution Date.

Notwithstanding anything to the contrary in the Prospectus Supplement, the definition of “Pool 2 Net Funds Cap” on page S-127 will be replaced with the following:

Pool 2 Net Funds Cap
For each Distribution Date and the Group 2 Certificates, an annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the excess, if any, of (i) the Pool 2 Optimal Interest Remittance Amount for such date over (ii) any Net Swap Payment or Swap Termination Payment (not due to a Swap Counterparty Trigger Event) owed to the Swap Counterparty for such Distribution Date allocable to Pool 2 (based on the applicable Pool Percentage) and (2) 12, and the denominator of which is the greater of (x) the aggregate Class Principal Amount of the Group 2 Certificates, before giving effect to principal distributions on such Distribution Date or (y) the Pool Balance for Pool 2 as of the first day of the related Collection Period (not including for this purpose Mortgage Loans in Pool 2 for which prepayments in full have been received and distributed in the month prior to that Distribution Date), multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related Accrual Period related to such Distribution Date.

All of the other portions of the Prospectus Supplement shall remain unchanged. Capitalized terms used but not defined in this supplement have the meanings given to them in the Prospectus Supplement.

Underwriter:
LEHMAN BROTHERS
January 8, 2008